Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in millions)

	Nine Months Ended	Year Ended December 31,
	09/30/17	2016	2015	2014	2013	2012
Earnings:
Pre-tax earnings from continuing operations	$966	$1,157	$697	$457	$269	$123
Addback:
Fixed charges	231	262	65	50	37	29
Add (Subtract):
Noncontrolling interest	13	1	(2)	7	(1)	13
Interest capitalized	—	—	—	—	—	—
Total earnings	$1,210	$1,420	$760	$514	$305	$165

Fixed Charges:
Interest expensed and capitalized	$189	$217	$43	$35	$27	$20
Interest component of rental payments (1)	42	45	22	15	10	9
Total fixed charges	$231	$262	$65	$50	$37	$29

Ratio of earnings to fixed charges	5.2	5.4	11.7	10.3	8.2	5.7

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.